SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of August 2005
FRESENIUS MEDICAL CARE CORPORATION
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

		Page

PART I
FINANCIAL INFORMATION
Item 1.	Financial Statements
	Consolidated Statements of Income	1
	Consolidated Balance Sheets	3
	Consolidated Statements of Cash Flows	4
	Consolidated Statement of Shareholders’ Equity	5
	Notes To Consolidated Financial Statements	6
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 4.	Controls and Procedures	44

PART II
OTHER INFORMATION
Item 1.	Legal Proceedings	45
Item 4.	Submission of Matters to a Vote of Security Holders	48
Item 6.	Exhibits	48
Signatures		49
Exhibit 10.1
Exhibit 31.1
Exhibit 31.2
Exhibit 32.1

(i)

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the three months ended June 30, 2005 and 2004
(unaudited)
(in thousands, except per share data)

	2005	2004

Net revenue:
Dialysis Care	1,200,647	1,127,398
Dialysis Products	473,040	424,904

	1,673,687	1,552,302
Costs of revenue:
Dialysis Care	852,761	807,291
Dialysis Products	233,903	219,869

	1,086,664	1,027,160
Gross profit	587,023	525,142
Operating expenses:
Selling, general and administrative	335,775	298,363
Research and development	13,143	14,101

Operating income	238,105	212,678
Other (income) expense:
Interest income	(3,709)	(2,846)
Interest expense	46,349	48,165

Income before income taxes and minority interest	195,465	167,359
Income tax expense	78,874	66,565
Minority interest	587	227

Net income	116,004	100,567

Basic income per Ordinary share	1.20	1.04

Fully diluted income per Ordinary share	1.19	1.03

Basic income per Preference share	1.22	1.06

Fully diluted income per Preference share	1.21	1.05

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the six months ended June 30, 2005 and 2004
(unaudited)
(in thousands, except per share data)

	2005	2004

Net revenue:
Dialysis Care	2,363,108	2,185,148
Dialysis Products	919,582	826,210

	3,282,690	3,011,358
Costs of revenue:
Dialysis Care	1,691,107	1,573,974
Dialysis Products	465,591	430,284

	2,156,698	2,004,258
Gross profit	1,125,992	1,007,100
Operating expenses:
Selling, general and administrative	641,513	569,832
Research and development	26,391	26,402

Operating income	458,088	410,866
Other (income) expense:
Interest income	(5,954)	(5,720)
Interest expense	90,881	97,742

Income before income taxes and minority interest	373,161	318,844
Income tax expense	148,517	126,262
Minority interest	1,169	906

Net income	223,475	191,676

Basic income per Ordinary share	2.31	1.98

Fully diluted income per Ordinary share	2.29	1.97

Basic income per Preference share	2.35	2.02

Fully diluted income per Preference share	2.33	2.01

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Balance Sheets
At June 30, 2005 (unaudited) and December 31, 2004
(in thousands, except share and per share data)

	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$57,369	$58,966
Trade accounts receivable, less allowance for doubtful accounts of $182,140 in 2005 and $179,917 in 2004	1,452,808	1,462,847
Accounts receivable from related parties	53,158	51,760
Inventories	454,612	442,919
Prepaid expenses and other current assets	237,840	244,093
Deferred taxes	186,453	185,385

Total current assets	2,442,240	2,445,970
Property, plant and equipment, net	1,133,455	1,181,927
Intangible assets	594,588	602,048
Goodwill	3,437,251	3,445,152
Deferred taxes	26,654	58,123
Other assets	173,071	228,321

Total assets	$7,807,259	$7,961,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$170,035	$192,552
Accounts payable to related parties	119,504	113,444
Accrued expenses and other current liabilities	773,197	741,075
Short-term borrowings	417,126	419,148
Short-term borrowings from related parties	42,684	5,766
Current portion of long-term debt and capital lease obligations	255,529	230,179
Income tax payable	174,014	230,530
Deferred taxes	14,728	5,159

Total current liabilities	1,966,817	1,937,853
Long-term debt and capital lease obligations, less current portion	464,948	545,570
Other liabilities	101,089	156,122
Pension liabilities	99,109	108,125
Deferred taxes	300,401	282,261
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,208,004	1,278,760
Minority interest	18,306	18,034

Total liabilities	4,158,674	4,326,725
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,454,805 issued and outstanding	70,400	69,878
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,754,825	2,746,473
Retained earnings	743,894	657,906
Accumulated other comprehensive loss	(150,028)	(68,935)

Total shareholders’ equity	3,648,585	3,634,816

Total liabilities and shareholders’ equity	$7,807,259	$7,961,541

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statements of Cash Flows
For the six months ended June 30, 2005 and 2004
(unaudited)
(in thousands)

	2005	2004

Operating Activities:
Net income	$223,475	$191,676
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	121,328	113,827
Change in deferred taxes, net	20,546	16,029
Loss on sale of fixed assets	592	189
Compensation expense related to stock options	832	802
Cash inflow from Hedging	–	4,422
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(41,561)	(1,244)
Inventories	(29,743)	(6,428)
Prepaid expenses, other current and non-current assets	(26,504)	37,559
Accounts receivable from/ payable to related parties	2,339	(17,993)
Accounts payable, accrued expenses and other current and non-current liabilities	36,659	9,047
Income tax payable	(39,843)	2,986

Net cash provided by operating activities	268,120	350,872

Investing Activities:
Purchases of property, plant and equipment	(104,577)	(100,759)
Proceeds from sale of property, plant and equipment	7,127	5,980
Acquisitions and investments, net of cash acquired	(51,714)	(51,946)

Net cash used in investing activities	(149,164)	(146,725)

Financing Activities:
Proceeds from short-term borrowings	19,517	23,543
Repayments of short-term borrowings	(46,474)	(26,987)
Proceeds from short-term borrowings from related parties	39,572	50,000
Repayments of short-term borrowings from related parties	–	(80,000)
Proceeds from long-term debt	50,475	111,783
Principal payments of long-term debt and capital lease obligations	(78,267)	(205,969)
Increase of accounts receivable securitization program	27,235	68,002
Proceeds from exercise of stock options	8,042	1,067
Dividends paid	(137,487)	(122,106)
Change in minority interest	909	(113)

Net cash used in financing activities	(116,478)	(180,780)

Effect of exchange rate changes on cash and cash equivalents	(4,075)	(7,270)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(1,597)	16,097
Cash and cash equivalents at beginning of period	58,966	48,427

Cash and cash equivalents at end of period	$57,369	$64,524

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2005 (unaudited) and year ended December 31, 2004
(in thousands, except share data)

							Accumulated Other Comprehensive
							Income (Loss)
	Preference Shares		Ordinary Shares
					Additional		Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid in	Retained	Currency	Cash Flow	Pension
	Shares	Value	Shares	Value	Capital	Earnings	Translation	Hedges	Liability	Total

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges								(29,011)		(29,011)
Foreign currency translation adjustment							144,784			144,784
Minimum pension liability									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

Proceeds from exercise of options	158,719	522			7,520					8,042
Compensation expense related to stock options					832					832
Dividends paid						(137,487)				(137,487)
Comprehensive income (loss)
Net income						223,475				223,475
Other comprehensive income (loss) related to:
Cash flow hedges								4,568		4,568
Foreign currency translation adjustment							(85,661)			(85,661)

Comprehensive income										142,382

Balance at June 30, 2005	26,454,805	$70,400	70,000,000	$229,494	$2,754,825	$743,894	$(87,123)	$(19,596)	$(43,309)	$3,648,585

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company
      Fresenius Medical Care AG (“FMC-AG” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
      The Company announced that it intends to change the Company’s current legal form as an Aktiengesellschaft (“AG”) to a KGaA, which is a German partnership limited by shares (the “Transformation of Legal Form”). The Company as a KGaA will be the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, the ultimate parent of FMC-AG, will be the general partner of the Company. The Transformation of Legal Form is subject to approval by the Company’s ordinary shareholders which will be voted upon by the ordinary shareholders at the Extraordinary General Meeting (“EGM”) to be held on August 30, 2005.
      The Company also announced that it intends to offer its preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a conversion offer to be conducted after the EGM. Preference shareholders who decide to convert their shares will be required to pay a premium and will lose their preferential dividend rights. The conversion is subject to approval of the ordinary shareholders at the EGM and also subject to approval by a separate vote of the Company’s preference shareholders which will be voted upon at a separate meeting of the preference shareholders immediately following the EGM on August 30, 2005 or, if necessary, on August 31, 2005.
Basis of Presentation

a)	Basis of Consolidation
      The consolidated financial statements at June 30, 2005 and for the three-and six-month periods ended June 30, 2005 and 2004 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2004 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The results of operations for the three- and six-month periods ended June 30, 2005 are not necessarily indicative of the results of operations for the year ending December 31, 2005.

b)	Classifications
      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Proposed acquisitions
      On May 4th, 2005, the Company entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. At March 31, 2005, RCG provided dialysis and ancillary services to over 30,400 patients through more than 425 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 210 hospitals. Completion of the acquisition is subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
amended, the “Act”), third-party consents, and approval by RCG’s stockholders in a vote currently scheduled for August 24, 2005. On June 15, 2005, the Company announced it had received a second request from the U.S. Federal Trade Commission (“FTC”) for additional information in connection with this proposed acquisition. The effect of this request, which was anticipated when the acquisition was announced, is to extend the waiting period imposed by the Act until 30 days after the Company and RCG have substantially complied with the request, unless that period is voluntarily extended by the parties or is terminated by the FTC.
      In connection with the proposed acquisition, the Company has entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5.0 billion in principal amount of term and revolving loans to be syndicated to other financial institutions. BofA and DB also must approve any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. The financing will be available to the Company, among other uses, to pay the purchase price and related expenses for the proposed acquisition of RCG, to refinance outstanding indebtedness under our existing senior credit facility (see Note 4) and certain indebtedness of RCG, and to utilize for general corporate purposes. In conjunction with the proposed acquisition of Renal Care Group, Inc. and the forecasted variable rate interest payments for its financing, the Company entered into forward starting interest rate swaps in the notional amount of $1,500,000 in June and July 2005. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate interest payments into fixed rate interest payments with an average fixed rate of 4.185% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates in 2010 and 2011.

3.	Inventories
      As of June 30, 2005 and December 31, 2004, inventories consisted of the following:

	June 30,	December 31,
	2005	2004

Raw materials and purchased components	$98,240	$90,268
Work in process	32,932	36,586
Finished goods	243,777	240,296
Health care supplies	79,663	75,769

Inventories	$454,612	$442,919

4.	Short-term Borrowings, Long-term Debt and Capital Lease Obligations
      As of June 30, 2005 and December 31, 2004, short-term borrowings consisted of the following:

	June 30,	December 31,
	2005	2004

Borrowings under lines of credit	$54,126	$83,383
Accounts receivable facility	363,000	335,765

	$417,126	$419,148

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      At June 30, 2005 and December 31, 2004, long-term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2005	2004

Senior Credit Agreement	478,100	484,500
Euro Notes	155,382	175,030
Capital lease obligations	4,710	6,987
Other	82,285	109,232

	720,477	775,749
Less current maturities	(255,529)	(230,179)

	464,948	545,570

5.	Stock Options
      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.
      As of June 30, 2005, the Company had 4,455,273 stock options outstanding.

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,

	2005	2004	2005	2004

Net income:
As reported	$116,004	$100,567	$223,475	$191,676
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	408	426	832	802
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,506)	(1,992)	(5,013)	(4,001)

Pro forma	$113,906	$99,001	$219,294	$188,477

Basic net income per:
Ordinary share
As reported	$1.20	$1.04	$2.31	$1.98
Pro forma	$1.18	$1.02	$2.27	$1.95
Preference share
As reported	$1.22	$1.06	$2.35	$2.02
Pro forma	$1.20	$1.04	$2.31	$1.99
Fully diluted net income per:
Ordinary share
As reported	$1.19	$1.03	$2.29	$1.97
Pro forma	$1.17	$1.01	$2.25	$1.94
Preference share
As reported	$1.21	$1.05	$2.33	$2.01
Pro forma	$1.19	$1.03	$2.29	$1.98

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      The following tables contain reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2005 and 2004.

	For the Three Months Ended
	June 30,

	2005	2004

Numerators:
Net income	$116,004	$100,567
less:
Dividend preference on Preference shares	496	471

Income available to all classes of shares	$115,508	$100,096

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,406,901	26,230,568

Total weighted average shares outstanding	96,406,901	96,230,568
Potentially dilutive Preference shares	763,580	516,958

Total weighted average shares outstanding assuming dilution	97,170,481	96,747,526
Total weighted average Preference shares outstanding assuming dilution	27,170,481	26,747,526
Basic income per Ordinary share	$1.20	$1.04
Plus preference per Preference shares	0.02	0.02

Basic income per Preference share	$1.22	$1.06

Fully diluted income per Ordinary share	$1.19	$1.03
Plus preference per Preference shares	0.02	0.02

Fully diluted income per Preference share	$1.21	$1.05

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Six Months Ended
	June 30,

	2005	2004

Numerators:
Net income	$223,475	$191,676
less:
Dividend preference on Preference shares	1,007	960

Income available to all classes of shares	$222,468	$190,716

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,368,725	26,223,134

Total weighted average shares outstanding	96,368,725	96,223,134
Potentially dilutive Preference shares	657,368	409,882

Total weighted average shares outstanding assuming dilution	97,026,093	96,633,016
Total weighted average Preference shares outstanding assuming dilution	27,026,093	26,633,016
Basic income per Ordinary share	$2.31	$1.98
Plus preference per Preference shares	0.04	0.04

Basic income per Preference share	$2.35	$2.02

Fully diluted income per Ordinary share	$2.29	$1.97
Plus preference per Preference shares	0.04	0.04

Fully diluted income per Preference share	$2.33	$2.01

6.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2005. FMCH made $5,000 in contributions in the second quarter 2005 and $10,000 cumulatively as of June 30, 2005 and at this time expects to voluntarily contribute $20,000 in total during

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
2005. The following table provides the calculations of net periodic benefit cost for the three- and six-month periods ended June 30, 2005 and 2004.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Components of net period benefit cost:
Service cost	$1,286	$1,008	$2,616	$2,048
Interest cost	3,982	3,653	8,000	7,333
Expected return on plan assets	(3,085)	(2,325)	(6,170)	(4,650)
Net amortization	1,600	1,175	3,200	2,350

Net periodic benefit cost	$3,783	$3,511	$7,646	$7,081

7.	Commitments and Contingencies
Legal Proceedings
Commercial Litigation
      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn.,

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

8.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. For management responsibility purposes, the Company transferred its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the Mexico operations and assets for the comparative interim periods of 2004. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
      Information pertaining to the Company’s business segments for the three-and six-month periods ended June 30, 2005 and 2004 is set forth below:

	North
	America	International	Corporate	Total

Six months ended June 30, 2005
Net revenue external customers	$2,215,137	$1,067,553	$–	$3,282,690
Inter-segment revenue	605	25,975	(26,580)	–

Total net revenue	2,215,742	1,093,528	(26,580)	3,282,690

Depreciation and amortization	(68,589)	(51,764)	(975)	(121,328)
Operating income (EBIT)	303,502	174,169	(19,583)	458,088
Segment assets	5,561,917	2,224,986	20,356	7,807,259
Capital expenditures and acquisitions	92,224	64,014	53	156,291
Six months ended June 30, 2004
Net revenue external customers	$2,063,017	$948,341	$–	$3,011,358
Inter-segment revenue	804	18,439	(19,244)	–

Total net revenue	2,063,821	966,780	(19,244)	3,011,358

Depreciation and amortization	(63,827)	(49,037)	(963)	(113,827)
Operating income (EBIT)	282,901	145,929	(17,965)	410,866
Segment assets	5,501,977	2,123,392	43,967	7,669,336
Capital expenditures and acquisitions(1)	94,691	57,860	154	152,705
Three months ended June 30, 2005
Net revenue external customers	$1,126,953	$546,734	$–	$1,673,687
Inter-segment revenue	375	13,790	(14,165)	–

Total net revenue	1,127,328	560,524	(14,165)	1,673,687

Depreciation and amortization	(34,804)	(26,336)	(477)	(61,617)
Operating income (EBIT)	157,217	92,019	(11,131)	238,105
Capital expenditures and acquisitions	53,804	36,951	24	90,779
Three months ended June 30, 2004
Net revenue external customers	$1,060,416	$491,886	$–	$1,552,302
Inter-segment revenue	618	9,243	(9,862)	–

Total net revenue	1,061,034	501,130	(9,862)	1,552,302

Depreciation and amortization	(32,420)	(24,116)	(450)	(56,986)
Operating income (EBIT)	147,144	74,858	(9,324)	212,678
Capital expenditures and acquisitions	46,261	21,278	–	67,539

(1)	International acquisitions exclude $8,224 of non-cash acquisitions in 2004

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$249,236	$222,003	$477,671	$428,831
Corporate expenses	(11,131)	(9,325)	(19,583)	(17,965)
Interest expense	3,709	2,846	5,954	5,720
Interest income	(46,349)	(48,165)	(90,881)	(97,742)

Total income before income taxes and minority interest	$195,465	$167,359	$373,161	$318,844

Depreciation and amortization
Total depreciation and amortization of reporting segments	(61,140)	(56,536)	(120,353)	(112,864)
Corporate depreciation and amortization	(477)	(450)	(975)	(963)

Total depreciation and amortization	$(61,617)	$(56,986)	$(121,328)	$(113,827)

9.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Six Months Ended
	June 30,

	2005	2004

Supplementary cash flow information:
Cash paid for interest	$91,062	$96,217

Cash paid for income taxes	$156,029	$102,917

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$52,952	$83,764
Liabilities assumed	6,019	11,062
Minorities	(5,017)	–
Notes assumed in connection with acquisition	–	8,224

Cash paid	51,950	64,478
Less cash acquired	236	12,532

Net cash paid for acquisitions	$51,714	$51,946

10.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)
which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of June 30, 2005 and December 31, 2004 and for the six-months ended June 30, 2005 and 2004, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Six Months Period Ended June 30, 2005

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$528,013	$–	$3,393,768	$(639,091)	$3,282,690
Cost of revenue	–	326,830	–	2,462,021	(632,153)	2,156,698

Gross profit	–	201,183	–	931,747	(6,938)	1,125,992

Operating expenses:
Selling, general and administrative	28,278	68,004	–	481,786	63,445	641,513
Research and development	1,681	16,534	–	8,176	–	26,391

Operating (loss) income	(29,959)	116,645	–	441,785	(70,383)	458,088

Other (income) expense:
Interest, net	16,246	7,060	25,760	53,784	(17,923)	84,927
Other, net	(293,469)	67,349	(148,325)	–	374,445	–

Income before income taxes and minority interest	247,264	42,236	122,565	388,001	(426,905)	373,161
Income tax expense (benefit)	23,789	39,478	(10,304)	121,060	(25,506)	148,517

Income (loss) before minority interest	223,475	2,758	132,869	266,941	(401,399)	224,644
Minority interest	–	–	–	–	1,169	1,169

Net income (loss)	$223,475	$2,758	$132,869	$266,941	$(402,568)	$223,475

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$463,495	$–	$3,081,566	$(533,703)	$3,011,358
Cost of revenue	–	300,662	–	2,235,340	(531,744)	2,004,258

Gross profit	–	162,833	–	846,226	(1,959)	1,007,100

Operating expenses:
Selling, general and administrative	14,600	72,183	–	482,863	186	569,832
Research and development	1,203	16,785	–	8,414	–	26,402

Operating (loss) income	(15,804)	73,865	–	354,950	(2,145)	410,866

Other (income) expense:
Interest, net	15,805	7,033	31,162	52,668	(14,646)	92,022
Other, net	(240,830)	42,602	(135,410)	–	333,638	–

Income before income taxes and minority interest	209,221	24,230	104,248	302,282	(321,137)	318,844
Income tax expense (benefit)	17,545	23,911	(12,465)	110,889	(13,619)	126,262

Income (loss) before minority interest	191,676	319	116,713	191,392	(307,518)	192,582
Minority interest	–	–	–	–	906	906

Net income (loss)	$191,676	$319	$116,713	$191,392	$(308,424)	$191,676

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At June 30, 2005

		Guarantor Subsidiaries
					Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH		Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$47		$–	$57,321	$–	$57,369
Trade accounts receivable, less allowance for doubtful accounts	–	112,941		–	1,339,867	–	1,452,808
Accounts receivable from related parties	624,189	330,732		214,837	1,783,846	(2,900,446)	53,158
Inventories	–	127,126		–	386,045	(58,559)	454,612
Prepaid expenses and other current assets	2,427	19,192		66	215,249	906	237,840
Deferred taxes	–	–		–	169,086	17,367	186,453

Total current assets	626,617	590,038		214,903	3,951,414	(2,940,732)	2,442,240
Property, plant and equipment, net	200	85,198		–	1,085,550	(37,493)	1,133,455
Intangible assets	237	16,459		–	577,892	–	594,588
Goodwill	–	3,308		–	3,433,943	–	3,437,251
Deferred taxes	–	–		–	70,549	(43,895)	26,654
Other assets	4,988,366	833,327		3,680,734	(832,751)	(8,496,605)	173,071

Total assets	$5,615,420	$1,528,330		$3,895,637	$8,286,597	$(11,518,725)	$7,807,259

Current liabilities:
Accounts payable	$627	$21,328	$		$148,080	$–	$170,035
Accounts payable to related parties	1,589,448	164,785		862,321	1,148,500	(3,645,550)	119,504
Accrued expenses and other current liabilities	5,503	93,910		911	668,018	4,855	773,197
Short-term borrowings	35	–		–	417,091	–	417,126
Short-term borrowings from related parties	–	1,802		–	40,882	–	42,684
Current portion of long-term debt and capital lease obligations	683	1,948		75,000	177,898	–	255,529
Income tax payable	112,179	804		–	60,383	648	174,014
Deferred taxes	1,125	5,002		–	35,820	(27,219)	14,728

Total current liabilities	1,709,600	289,579		938,232	2,696,672	(3,667,266)	1,966,817
Long term debt and capital lease obligations, less current portion	247,700	605		593,629	407,071	(784,057)	464,948
Long term borrowings from related parties	3,813	185,476		–	(185,477)	(3,812)	–
Other liabilities	4,365	4,762		–	79,472	12,490	101,089
Pension liabilities	1,009	57,598		–	49,155	(8,653)	99,109
Deferred taxes	348	2,295		–	279,373	18,385	300,401
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	–	–		–	1,208,004	–	1,208,004
Minority interest	–	–		7,412	–	10,894	18,306

Total liabilities	1,966,835	540,315		1,539,273	4,534,270	(4,422,019)	4,158,674
Shareholders’ equity:	3,648,585	988,015		2,356,364	3,752,327	(7,096,706)	3,648,585

Total liabilities and shareholders’ equity	$5,615,420	$1,528,330		$3,895,637	$8,286,597	$(11,518,725)	$7,807,259

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At December 31, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2,152	$35	$–	$56,779	$–	$58,966
Trade accounts receivable, less allowance for doubtful accounts	–	110,204	–	1,353,422	(779)	1,462,847
Accounts receivable from related parties	763,089	325,731	213,337	1,792,810	(3,043,207)	51,760
Inventories	–	125,952	–	374,560	(57,593)	442,919
Prepaid expenses and other current assets	7,347	12,254	22	224,071	399	244,093
Deferred taxes	–	–	–	166,970	18,415	185,385

Total current assets	772,588	574,176	213,359	3,968,612	(3,082,765)	2,445,970
Property, plant and equipment, net	227	100,496	–	1,121,290	(40,086)	1,181,927
Intangible assets	333	16,384	–	585,331	–	602,048
Goodwill	–	3,726	–	3,441,426	–	3,445,152
Deferred taxes	–		–	32,613	25,510	58,123
Other assets	4,990,303	925,105	3,520,453	522,915	(9,730,455)	228,321

Total assets	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

Current liabilities:
Accounts payable	$205	$16,374	$–	$175,973	$–	$192,552
Accounts payable to related parties	1,682,729	359,869	842,204	1,290,323	(4,061,681)	113,444
Accrued expenses and other current liabilities	15,800	79,530	541	652,379	(7,175)	741,075
Short-term borrowings	38	–	–	419,110	–	419,148
Short-term borrowings from related parties	–	–	–	5,766	–	5,766
Current portion of long-term debt and capital lease obligations	770	1,145	25,000	203,264	–	230,179
Income tax payable	127,331	–	–	102,551	648	230,530
Deferred taxes	990	4,178	–	35,962	(35,971)	5,159

Total current liabilities	1,827,863	461,096	867,745	2,885,328	(4,104,179)	1,937,853
Long term debt and capital lease obligations, less current portion	248,427	–	650,029	507,847	(860,733)	545,570
Long term borrowings from related parties	4,295	–	–	–	(4,295)	–
Other liabilities	41,111	5,834	–	93,839	15,338	156,122
Pension liabilities	1,049	60,084	–	58,333	(11,341)	108,125
Deferred taxes	5,890	2,376	–	239,162	34,833	282,261
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	–	–	–	1,278,760	–	1,278,760
Minority interest	–	–	7,412	–	10,622	18,034

Total liabilities	2,128,635	529,390	1,525,186	5,063,269	(4,919,755)	4,326,725
Shareholders’ equity:	3,634,816	1,090,497	2,208,626	4,608,918	(7,908,041)	3,634,816

Total liabilities and shareholders’ equity	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2005

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$223,475	$2,758	$132,869	$266,942	$(402,569)	$223,475
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(177,183)	–	(148,325)	–	325,508	–
Depreciation and amortization	975	14,733	–	113,081	(7,461)	121,328
Change in deferred taxes, net	(4,943)	1,571	–	13,035	10,883	20,546
(Gain) loss on sale of fixed assets	–	(224)	–	816	–	592
Compensation expense related to stock options	832	–	–	–	–	832
Cash (outflow) inflow from hedging	–	(460)	–	460	–	–
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	(16,052)	–	(25,509)	–	(41,561)
Inventories	–	(16,271)	–	(18,884)	5,412	(29,743)
Prepaid expenses and other current and non-current assets	12,334	(3,954)	1,779	(90,760)	54,097	(26,504)
Accounts receivable from/payable to related parties	(39,473)	(10,949)	18,618	39,883	(5,740)	2,339
Accounts payable, accrued expenses and other current and non-current liabilities	(1,035)	36,034	370	(7,507)	8,797	36,659
Income tax payable	(912)	854	(10,304)	(29,481)	–	(39,843)

Net cash provided by (used in) operating activities	14,070	8,040	(4,993)	262,076	(11,073)	268,120

Investing Activities:
Purchases of property, plant and equipment	(53)	(9,562)	–	(102,923)	7,961	(104,577)
Proceeds from sale of property, plant and equipment	–	871	–	6,256	–	7,127
Disbursement of loans to related parties	89,912	64	11,653	–	(101,629)	–
Acquisitions and investments, net of cash acquired	(15,727)	–	–	(51,636)	15,649	(51,714)

Net cash provided by (used in) investing activities	74,132	(8,627)	11,653	(148,303)	(78,019)	(149,164)

Financing Activities:
Short-term borrowings, net	39,575	1,413	–	(28,373)	–	12,615
Long-term debt and capital lease obligations, net	(361)	(809)	(6,400)	(121,851)	101,629	(27,792)
Increase of accounts receivable securitization program	–	–	–	27,235	–	27,235
Proceeds from exercise of stock options	8,042	–	–	–	–	8,042
Dividends paid	(137,487)	–	–	(1,504)	1,504	(137,487)
Capital Increase of Non-Guarantor-Subsidiaries	–	–	–	15,650	(15,650)	–
Change in minority interest	–	–	(260)	–	1,169	909

Net cash (used in) provided by financing activities	(90,231)	604	(6,660)	(108,843)	88,652	(116,478)

Effect of exchange rate changes on cash and cash equivalents	(122)	(2)	–	(4,391)	440	(4,075)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	15	–	539	–	(1,597)
Cash and cash equivalents at beginning of period	2,152	32	–	56,782	–	58,966

Cash and cash equivalents at end of period	$1	$47	$–	$57,321	$–	$57,369

FRESENIUS MEDICAL CARE AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Six Months Period Ended June 30, 2004

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$191,676	$319	$116,713	$191,392	$(308,424)	$191,676
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(138,993)	–	(135,410)	–	274,403	–
Depreciation and amortization	963	12,753	–	105,823	(5,712)	113,827
Change in deferred taxes, net	(1,013)	(1,604)	–	5,745	12,901	16,029
(Gain) loss on sale of fixed assets	–	(402)	–	591	–	189
Compensation expense related to stock options	802	–	–	–	–	802
Cash Inflow from hedging	–	–	–	4,422	–	4,422
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	(6,793)	–	5,549	–	(1,244)
Inventories	–	(4,277)	–	(3,769)	1,618	(6,428)
Prepaid expenses and other current and non-current assets	(6,201)	2,284	1,300	39,657	519	37,559
Accounts receivable from/payable to related parties	(2,913)	1,809	18,618	(46,461)	10,954	(17,993)
Accounts payable, accrued expenses and other current and non-current liabilities	808	9,686	(1,692)	(208)	453	9,047
Income tax payable	(6,229)	–	(12,465)	21,680	–	2,986

Net cash provided by (used in) operating activities	38,900	13,775	(12,937)	324,422	(13,288)	350,872

Investing Activities:
Purchases of property, plant and equipment	(153)	(14,229)	–	(93,125)	6,748	(100,759)
Proceeds from sale of property, plant and equipment	–	873	–	5,107	–	5,980
Disbursement of loans to related parties	109,390	–	93,997	(623,756)	420,369	–
Acquisitions and investments, net of cash acquired	(33,379)	–	–	(51,414)	32,847	(51,946)

Net cash provided by (used in) investing activities	75,858	(13,356)	93,997	(763,188)	459,964	(146,725)

Financing Activities:
Short-term borrowings, net	(22)	–	–	(33,422)	–	(33,444)
Long-term debt and capital lease obligations, net	3,667	(660)	(80,800)	403,976	(420,369)	(94,186)
Decrease of accounts receivable securitization program	–	–	–	68,002	–	68,002
Proceeds from exercise of stock options	1,067	–	–	–	–	1,067
Dividends paid	(122,106)	–	–	(5,397)	5,397	(122,106)
Redemption of Series D Trust Preferred Stock of subsidiary	–	–	–	–	–	–
Capital Increase of Non-Guarantor- Subsidiaries	–	–	–	32,849	(32,849)	–
Change in minority interest	–	–	(260)	(759)	906	(113)

Net cash (used in) provided by financing activities	(117,393)	(660)	(81,060)	465,248	(446,915)	(180,780)

Effect of exchange rate changes on cash and cash equivalents	2,634	(7)	–	(10,136)	239	(7,270)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(2)	(248)	–	16,346	–	16,097
Cash and cash equivalents at beginning of period	3	300	–	48,124	–	48,427

Cash and cash equivalents at end of period	$1	$52	$–	$64,470	$–	$64,524

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004
The Company
      Fresenius Medical Care AG (“FMC-AG” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
      We have announced that we intend to change our current legal form as an Aktiengesellschaft (“AG”) to a KGaA, which is a German partnership limited by shares (the “Transformation of Legal Form”). As a KGaA, we will be the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, the ultimate parent of FMC-AG, will be the general partner of the Company. The transformation of legal form is subject to approval by our ordinary shareholders which will be voted upon by the ordinary shareholders at the Extraordinary General Meeting (“EGM”) to be held on August 30, 2005.
      We also announced that we intend to offer our preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a conversion offer to be conducted after the EGM. Preference shareholders who decide to convert their shares will be required to pay a premium and will lose their preferential dividend rights. The conversion is subject to approval of the ordinary shareholders at the EGM and also subject to approval by a separate vote of our preference shareholders which will be voted upon at a separate meeting of the preference shareholders immediately following the EGM on August 30, 2005 or, if necessary, on August 31, 2005.
      You should read the following discussion and analysis of the results of our operations in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.
Financial Condition and Results of Operations
      This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	our ability to remain competitive in the markets for our products and services;

•	the effects of regulatory developments, legal and tax proceedings and any resolution of government investigations into our business;

•	changes in government reimbursement policies and those of private payors;

•	changes in pharmaceutical administration patterns or reimbursement policies;

•	our ability to develop and maintain additional sources of financing; and

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this report. Important factors that could contribute to such differences are noted in the risk factors section of our Annual Report on Form 20-F, and in this report in Part I, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1, Legal Proceedings. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigations by the Department of Justice, Eastern District of New York, and the Department of Justice, Eastern District of Missouri, and changes to pharmaceutical utilization patterns.
      This report should be read in conjunction with our disclosures and discussions contained in our Annual Report on Form 20-F for the year ended December 31, 2004.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the United States, we also perform clinical laboratory testing and provide perfusion autotransfusion, and therapeutic apheresis services. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness-causing substances from patient’s blood or blood plasma. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. We estimate that providing dialysis services and the distribution of dialysis products and equipment represents an over $40 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary utilization environment significantly influence our business. In the past we experienced and also expect in the future generally stable reimbursement levels for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “MMA”). This law made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, it based the payments for ten separately billable dialysis-related medications on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”), and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology is added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. Fourth, effective April 1, 2005, providers receive higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. Under the final MMA regulations for 2005, we are experiencing and will continue to experience during 2005 a non-material negative impact, excluding the effects of the 1.6% composite rate increase, on our revenue from Medicare as compared to 2004.
      On August 1, 2005, CMS announced proposed rules under MMA for 2006 that would: (i) modify the geographic and wage index adjustments applied to the composite rate, (ii) change the drug payment methodology for all separately billed dialysis-related drugs and biologicals from average acquisition cost pricing to ASP plus 6%, and (iii) increase the composite rate drug add-on adjustment from 8.7% to 8.9%. Comments on the proposed rules will be accepted until September 30, 2005. We are in the process of analyzing the proposed rules and any potential impact they may have on our operating results.
      In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft ended on October 7, 2004. CMS has not yet finalized the new guidelines. Administration of EPO accounted for approximately 23% of dialysis care revenue in our North America segment in 2004. If the proposed revision to CMS’s EPO reimbursement/utilization guidelines is adopted, this could have an adverse impact on our operating results.
      Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For management purposes, the Company reclassified its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the operations and assets for the comparative interim periods of 2004. For reporting purposes,

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
we have aggregated the International and Asia Pacific segments as “International”. We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
Results of Operations
      The following table summarizes our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the Three Months
	Ended June 30,

	2005	2004

	(Unaudited)
	(In millions)
Total revenue
North America	$1,127	$1,061
International	561	501

Totals	1,688	1,562

Inter-segment revenue
North America	–	1
International	14	9

Totals	14	10

Total net revenue
North America	1,127	1,060
International	547	492

Totals	1,674	1,552

Amortization and depreciation
North America	35	32
International	26	25
Corporate	–	–

Totals	61	57

Operating income (EBIT)
North America	157	147
International	92	75
Corporate	(11)	(9)

Totals	238	213

Interest income	4	3
Interest expense	(47)	(48)
Income tax expense	(79)	(67)
Minority interest	–	–

Net income	$116	$101

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)

	For the Six Months
	Ended June 30,

	2005	2004

	(Unaudited)
	(In millions)
Total revenue
North America	$2,216	$2,064
International	1,094	966

Totals	3,310	3,030

Inter-segment revenue
North America	1	1
International	26	18

Totals	27	19

Total net revenue
North America	2,215	2,063
International	1,068	948

Totals	3,283	3,011

Amortization and depreciation
North America	69	64
International	52	49
Corporate	–	1

Totals	121	114

Operating income (EBIT)
North America	304	283
International	174	146
Corporate	(20)	(18)

Totals	458	411

Interest income	6	6
Interest expense	(91)	(98)
Income tax expense	(149)	(126)
Minority interest	(1)	(1)

Net income	$223	$192

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
Three months ended June 30, 2005 compared to three months ended June 30, 2004

Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	June 30, 2005	June 30, 2004	As Reported	Exchange Rates

Number of treatments	4,884,892	4,672,151	5%
Same store treatment growth in %	4.7%	3.8%
Revenue in $ million	1,674	1,552	8%	6%
Gross profit in % of revenue	35.1%	33.8%
Selling, general and administrative costs in % of revenue	20.1%	19.2%
Net income in $ million	116	101	15%
      Net revenue increased for the quarter ended June 30, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 6% to $1,201 million (6% at constant exchange rates) in the second quarter of 2005 mainly due to the growth in same store treatments combined with increased revenue per treatment. Dialysis product revenue increased by 11% to $473 million (7% at constant exchange rates) in the same period.
      The increase in gross profit margin is primarily a result of higher revenue rates in North America and growth in regions which have higher gross margins partially offset by higher personnel expenses in North America. Depreciation and amortization expense for the second quarter of 2005 was $61 million compared to $57 million for the same period in 2004.
      Selling, general and administrative costs increased from $298 million in the second quarter of 2004 to $336 million in the same period of 2005. Selling, general and administrative costs as a percentage of sales increased from 19.2% in the second quarter of 2004 to 20.1% in the same period of 2005. The percentage increase is mainly due to higher insurance costs, increased delivery costs due to higher fuel prices and higher commercial delivery costs in North America as well as restructuring costs in Japan partially offset by foreign currency gains in the International segment and lower personnel expenses in North America.
      Bad debt expense for the second quarter 2005 was $35 million compared to $32 million for 2004 with both amounts representing 2.1% of sales in their respective three-month periods.
      Net income for the period was $116 million compared to $101 million in the second quarter of 2004.
      The number of treatments in the second quarter of 2005 represents an increase of 5% over the same period in 2004, mostly as a result of same store treatment growth.
      At June 30, 2005 we owned, operated or managed 1,645 clinics compared to 1,595 clinics at June 30, 2004. During the second quarter of 2005, we acquired 10 clinics, opened 14 clinics and closed or sold 12 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 122,800 at June 30, 2004 to approximately 128,200 at June 30, 2005. Average revenue per treatment for world-wide dialysis services increased 2% from $241 to $246 mainly due to worldwide improved revenue rate per treatment and favorable currency developments.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	June 30, 2005	June 30, 2004	Change in %

Number of treatments	3,355,159	3,228,405	4%
Same store treatment growth in %	3.6%	3.6%
Revenue in $ million	1,127	1,060	6%
Depreciation and amortization in $ million	35	32	7%
Operating income in $ million	157	147	7%
Operating income margin in %	14.0%	13.9%

Revenue
      Net revenue for the North America segment for the second quarter 2005 increased as a result of increases in dialysis care revenue by 5% from $950 million to $1,000 million and product sales revenue by 15% from $110 million to $127 million.
      The dialysis care revenue increased by 5% driven by the approximate 4% increase in same store treatment growth, acquisitions of approximately 1%, revenue per treatment increase of approximately 1% and offset by approximately 1% as a result of closed or sold clinics. The administration of EPO represented approximately 24% and 26% of total North America dialysis care revenue for the periods ending June 30, 2005 and 2004, respectively.
      At June 30, 2005, approximately 88,600 patients were being treated in the 1,150 clinics that we own, operate or manage in the North America segment, compared to approximately 85,500 patients treated in 1,135 clinics at June 30, 2004. The average revenue per treatment, excluding laboratory testing revenue, increased from $277 in 2004 to $281 in 2005. Including laboratory testing, the average revenue per treatment in the second quarter increased from $287 in 2004 to $292 during 2005. In the U.S., average revenue per treatment including laboratory testing increased from $289 in the second quarter of 2004 to $294 in the same period in 2005. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare and the transfer of Medicare drug reimbursements for separately billable items into the composite rate (see Overview above).

Operating Income
      Operating income increased by 7% from $147 million for the period ended June 30, 2004 to $157 million for the same period in 2005 primarily due to increased treatments and a higher volume of products sold. Operating margin increased from 13.9% for the second period in 2004 as compared to 14.0% for the same period in 2005. Operating margin increased mostly as a result of improvement in revenue rates partially offset by higher personnel expenses, increased bad debt expense, increased insurance costs and increased delivery costs due to higher fuel prices and higher commercial delivery costs. Cost per treatment increased from $251 in 2004 to $253 in 2005.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
International Segment

Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	June 30, 2005	June 30, 2004	As Reported	Exchange Rates

Number of treatments	1,529,733	1,443,746	6%
Same store treatment growth in %	7.1%	4.2%
Revenue in $ million	547	492	11%	6%
Depreciation and amortization in $ million	26	24	9%
Operating income in $ million	92	75	23%
Operating income margin in %	16.8%	15.2%

Revenue
      The 11% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period of approximately 7% at constant exchange rates was slightly offset due to the impact of closed or sold clinics. This increase was also attributable to a 5% exchange rate effect due to the continued strengthening of various local currencies against the US dollar in 2004 and 2005.
      Including the effects of the acquisitions, European region revenue increased 10% (6% at constant exchange rates), Latin America region revenue increased 20% (10% at constant exchange rates), and Asia Pacific region revenue increased 8% (3% at constant exchange rates).
      Total dialysis care revenue for the entire International segment increased during the second quarter of 2005 by 13% (7% at constant exchange rates) to $200 million in 2005 from $177 million in the same period of 2004. This increase is a result of organic growth of 12% partially offset by a 5% decrease as a result of the impact of closed or sold clinics and increased by approximately 6% due to exchange rate fluctuations.
      As of June 30, 2005, approximately 39,600 patients were being treated at 495 clinics that we own, operate or manage in the International segment compared to 37,300 patients treated at 460 clinics at June 30, 2004. The average revenue per treatment increased from $123 to $131 ($124 at constant exchange rates) due to the strengthening of the local currencies against the US dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.
      Total dialysis product revenue for the second quarter of 2005 increased by 10% (5% at constant exchange rates) to $346 million.
     Operating Income
      Our operating income increased by 23% to $92 million primarily as a result of an increase in treatment volume and in volume of products sold. Operating margin increased from 15.2% to 16.8%. The main causes for the margin increase were foreign currency gains, a reimbursement rate increase in Turkey, lower bad debt expense, and lower depreciation as a percentage of revenue partially offset by restructuring costs in Japan.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $11 million in the quarter ended June 30, 2005 compared to an operating loss of $9 million in the same period of 2004.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the second quarter of 2005 decreased 4% to $47 million as compared to $48 million in the same period in 2004 due to lower debt levels resulting from the use of positive cash flows and lower interest rates as a result of amendments to the 2003 Senior Credit Agreement.

Income Taxes
      The effective tax rate for the quarter ended June 30, 2005 was 40.4% compared to 39.8% during the same period in 2004.
Six months ended June 30, 2005 compared to six months ended June 30, 2004

Key Indicators for Consolidated Financial Statements

			Change in %
	Six Months	Six Months
	Ended	Ended		At Constant
	June 30, 2005	June 30, 2004	As Reported	Exchange Rates

Number of treatments	9,601,674	9,241,639	4%
Same store treatment growth in %	4.6%	3.9%
Revenue in $ million	3,283	3,011	9%	7%
Gross profit in % of revenue	34.3%	33.4%
Selling, general and administrative costs in % of revenue	19.5%	18.9%
Net income in $ million	223	192	17%
      Net revenue increased by 9% for the six months ended June 30, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 8% to $2,363 million (7% at constant exchange rates) in the first six months of 2005 mainly due to higher revenue rates, acquisitions, and as result of an accounting change for the implementation of Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”), issued December 2003 and effective March 31, 2004), partially offset by the effect of one less treatment day in North America in the first quarter of 2005. Dialysis product revenue increased by 11% to $920 million (7% at constant exchange rates) in the same period.
      Gross profit margin improved to 34.3% in the six months ended June 30, 2005 from 33.4% for 2004. The increase is primarily a result of higher revenue rates and growth in regions which have higher gross margins partially offset by higher personnel expenses, and one less treatment day in North America. Depreciation and

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
amortization expense for the period ended June 30, 2005 was $121 million compared to $114 million for the same period in 2004.
      Selling, general and administrative costs increased from $570 million in the first six months of 2004 to $642 million in the same period of 2005. Selling, general and administrative costs as a percentage of sales increased from 18.9% in the six months ended June 30, 2004 to 19.5% in the same period of 2005. The increase is mainly due to higher insurance costs, foreign exchange losses, and higher delivery costs due to higher fuel prices and higher commercial delivery costs in North America, as well as restructuring costs in Japan. This increase was partially offset by lower bad debt expense in the International segment as a percentage of sales, the one time impact of compensation for cancellation of a distribution contract in Japan and a patent litigation settlement as well as foreign currency gains in the International segment. Net income for the period was $223 million compared to $192 million in 2004.
      Bad debt expense for the first six months in 2005 was $65 million representing 2.0% of revenues compared to $63 million representing 2.1% of revenues for the same period in 2004.
      In the six months ended June 30, 2005, we provided 9.6 million treatments. This represents an increase of 4% over the same period in 2004. Same store treatment growth was approximately 5% with additional growth of 1% from acquisitions reduced by approximately 1% due to closed or sold clinics and by 1% due to the effects of one less dialysis day in North America. During the first six months of 2005, we acquired 20 clinics, opened 37 clinics and closed or sold 20 clinics. Average revenue per treatment for world-wide dialysis services increased from $236 to $246 mainly due to worldwide improved reimbursement rates and favorable currency developments.
The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

Key Indicators for North America Segment

	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2005	2004	Change in %

Number of treatments	6,605,269	6,398,493	3%
Same store treatment growth in %	3.7%	3.2%
Revenue in $ million	2,215	2,063	7%
Depreciation and amortization in $ million	69	64	7%
Operating income in $ million	304	283	7%
Operating income margin in %	13.7%	13.7%

Revenue
      Net revenue for the North America segment for the first six months of 2005 increased by 7% because dialysis care revenue increased by 6% from $1,849 million to $1,969 million and products sales increased by 15% to 246 million.
      The 6% increase in dialysis care revenue in the six-month period ending June 30, 2005, was driven by approximately 3% increase in treatments, revenue rate per treatment increase of approximately 2% and approximately 1% resulting from an accounting change (implementation of FIN 46R). The 3% increase in treatments was the result of same store treatment growth of 4% and 1% increase resulting from acquisitions

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
offset by approximately 1% decrease attributable to one less treatment day and 1% decrease due to closed or sold clinics. For the first six months of 2005, the administration of EPO represented approximately 24% of total North America revenue as compared to 26% in the prior year.
      The average revenue per treatment, excluding laboratory testing revenue, increased from $275 in 2004 to $280 in 2005. Including laboratory testing the average revenue per treatment in the first six months increased from $286 in 2004 to $291 during 2005. In the U.S., average revenue per treatment including laboratory testing increased from $287 for the first half of 2004 to $293 in the first half of 2005.
Operating income
      Operating income increased by 7% from $283 million for the first half of 2004 to $304 million due to increased treatments and a higher volume of products sold. Operating margin remained at the same level for the first six months of 2005 as compared to the same period in 2004 mostly as a result of improvement in revenue rates offset by higher personnel costs, higher insurance costs, increased bad debt expense, higher facility costs, foreign exchange losses, one less dialysis day in the first quarter of 2005, and higher delivery costs due to higher fuel prices and higher commercial delivery costs. Cost per treatment increased from $250 in 2004 to $253 in 2005.
International Segment

Key Indicators for International Segment

			Change in %
	Six Months	Six Months
	Ended	Ended		At Constant
	June 30, 2005	June 30, 2004	As Reported	Exchange Rates

Number of treatments	2,996,405	2,843,146	5%
Same store treatment growth in %	6.5%	5.5%
Revenue in $ million	1,068	948	13%	7%
Depreciation and amortization in $ million	52	49	6%
Operating income in $ million	174	146	19%
Operating income margin in %	16.3%	15.4%
Revenue
      The 13% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 6% at constant exchange rates. Acquisitions and the impact of consolidations resulting from implementation of FIN 46R contributed approximately 1%. This increase was also attributable to a 6% exchange rate effect due to the continued strengthening of various local currencies against the dollar.
      Total dialysis care revenue increased during the first six months of 2005 by 17% (11% at constant exchange rates) to $394 million in 2005 from $336 million in the same period of 2004. This increase is a result of organic growth of 10%, 1% increase in contributions from acquisitions, 3% contributions from consolidations resulting from an accounting change (implementation of FIN 46R) partially offset by a decrease of 3% due to closed or sold stores and increased by approximately 6% due to exchange rate fluctuations.
      In the first six months of 2005, the average revenue per treatment increased from $118 to $132 ($125 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
reimbursement rates partially offset by growth in countries with reimbursement rates below the average and by the effect of the loss of tenders and the breach of a contract.
      Total dialysis product revenue for the first six months of 2005 increased by 10% (5% at constant exchange rates) to $673 million.
      Including the effects of the acquisitions, European region revenue increased 13% (7% at constant exchange rates), Latin America region revenue increased 28% (19% at constant exchange rates), and Asia Pacific region revenue increased 3% (2% decrease at constant exchange rates).

Operating income
      Our operating income increased from $146 million in the first half of 2004 to $174 million for the same period in 2005. The operating margin increased from 15.4% in the first six months of 2004 to 16.3% for the same period in 2005. The main causes for the margin increase were foreign currency gains, lower depreciation as a percentage of revenue, reimbursement rate increases in Turkey, lower bad debt expense and the one time effects of income associated with the cancellation of a distribution agreement and settlement of a patent litigation partially offset by restructuring costs in Japan, foreign currency losses of non-hedged accounts receivables, and a reimbursement rate reduction in Taiwan.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $20 million in the six months ended June 30, 2005 compared to $18 million in the same period of 2004.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the first six months of 2005 decreased 7% to $91 million from $98 million in the same period in 2004 due to a lower debt level resulting from the use of positive cash flows and lower interest rates as a result of amendments to the 2003 Senior Credit Agreement.

Income Taxes
      The effective tax rate for the six months ended June 30, 2005 was 39.8% compared to 39.6% during the same period in 2004.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
LIQUIDITY AND CAPITAL RESOURCES
Six months ended June 30, 2005 compared to six months ended June 30, 2004
Cash Flow
Liquidity
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2005, approximately 37% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Cash from operations also depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.
      The accounts receivable balance at June 30, 2005 and December 31, 2004, net of valuation allowances, represented approximately 83 and 84 days of net revenue, respectively. The development of days sales outstanding by operating segment is shown in the table below;

Development of Days Sales Outstanding
	June 30, 2005	December 31, 2004

North America	65	67
International	123	119

Total	83	84

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent, Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our Euro Notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations, other current sources of financing and our ability to access capital markets are sufficient to meet our foreseeable needs (See “Outlook – Proposed Acquisition”).
      At June 30, 2005, we had approximately $80 million of letters of credit outstanding and approximately $641 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.
      Our amended 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated net interest expense as defined in the 2003 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as defined in the 2003 Senior Credit Agreement).

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
      Our amended 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $200 million in 2006, dividends paid in 2005 were $137 million) and other restricted payments, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the amended 2003 Senior Credit Agreement becomes due at the option of the Lenders thereunder. As of June 30, 2005, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.
      We have an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. As we have the right to repurchase the then outstanding interests at any time, the receivables remain on our consolidated balance sheet and the proceeds from the sale of undivided interests are recorded as short-term borrowings. The accounts receivable facility is available through October 20, 2005, and is typically renewed annually; the repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement.
      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings”) provides for payment by us of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation is included in the special charge we recorded in 2001 to address 1996 merger-related legal matters.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, if necessary by way of appeal, certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently contested, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Operations
      We generated cash from operating activities of $268 million in the six months ended June 30, 2005 and $351 million in the comparable period in 2004, a decrease of about 24% over the prior year. Cash flows were impacted principally by $53 million of higher tax payments in 2005, an increase in inventory and by a

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
reduction of one days sales outstanding in the first six months of 2005 versus a reduction of three days in the first 6 months of 2004.

Investing
      Cash used in investing activities increased slightly from $147 million to $149. In the first six months of 2005, we paid approximately $52 million ($40 million for the North American segment and $12 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2004, we also paid approximately $52 million ($36 million for the North American segment and $16 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      In addition, capital expenditures for property, plant and equipment net of disposals were $97 million for the six months ended June 30, 2005 and $95 million in 2004. In 2005, capital expenditures were $50 million in the North America segment and $47 million for the International segment. In 2004, capital expenditures were $58 million in the North America segment and $37 million for the International segment. The majority of our capital expenditures were used for the maintenance of existing clinics, equipping new clinics and the expansion of production facilities primarily in France, Italy, Germany and North America. Capital expenditures were approximately 3.0% of total revenue.

Financing
      Net cash used in financing was $116 million in the first six months of 2005 compared to cash used in financing of $181 million in the same period of 2004. Dividends in the amount of $137 million relating to 2004 were paid in the first half of 2005 compared to a similar payment of $122 made in the first six months of 2004 for 2003. Our external financing needs decreased due to cash generated from operating activities partially offset by payments for investing activities. Cash on hand was $57 million at June 30, 2005 compared to $65 million at June 30, 2004.
Outlook

Proposed Acquisition
      On May 4th, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. To finance the proposed acquisition, we have received a commitment for $5.0 billion in senior credit facilities to be underwritten by Bank of America, N.A. (“BofA”) and Deutsche Bank AG New York Branch (“DB”). Loans under the senior credit facilities will be available to us to pay the purchase price and related expenses for the acquisition of RCG, to refinance the outstanding indebtedness under our existing 2003 Senior Credit Agreement and certain indebtedness of RCG, and for general corporate purposes. The senior credit facilities will consist of a 5-year $1.0 billion revolving credit facility, a 5-year $2.0 billion term loan A facility, and a 7-year $2.0 billion term loan B facility. Interest on the senior credit facilities will be at the option of the borrowers at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the borrowers.
      The senior credit facilities will be guaranteed by FMC-AG and FMCH and certain of their respective subsidiaries and secured by pledges of the stock of certain of our material subsidiaries. The borrowers and guarantors under the senior credit facilities will provide liens on substantially all of their personal property and material real property if the non-credit enhanced senior secured debt rating of the borrowers falls below a certain level and if a grant of security interests is determined appropriate by a cost-benefit analysis. The

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
closing of the senior credit facilities will be subject, among other things, to the negotiation and execution of definitive documents, the non-occurrence of a material adverse effect in relation to RCG, and the refinancing of the indebtedness under our existing Senior Credit Agreement and certain indebtedness of RCG. BofA and DB also must approve any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. On June 15, 2005, the Company announced it had received a second request from the U.S. Federal Trade Commission (“FTC”) for additional information in connection with this proposed acquisition. The effect of this request, which was anticipated when the acquisition was announced, is to extend the waiting period imposed by the Act until 30 days after the Company and RCG have complied with the request, unless that period is voluntarily extended by the parties or is terminated by the FTC.
      In conjunction with the proposed acquisition of Renal Care Group, Inc. and the forecasted variable rate interest payments for its financing, in June and July, 2005, we entered into forward starting interest rate swaps in the notional amount of $1.5 billion. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate interest payments into fixed rate interest payments with an average fixed rate of 4.185% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates in 2010 and 2011. At June 30, 2005, the changes in fair value of these cash flow hedges have been recorded in other comprehensive income.
      We believe the proposed acquisition will be consummated in late 2005 and be earnings neutral to slightly accretive in 2006 and accretive from 2007 onward.

Investing
      We plan to make acquisitions in the range of $150 to $200 million, including those made to date and excluding the Proposed Acquisition noted above. This is a reduction of approximately $50 million from our original plan of $200 to $250 million during 2005. We still expect to make capital expenditures of $350 to $400 million, including those made to date, in accordance with our original plan.

Net Income
      We expect our net income for the year to increase by 12-15% before expected one time cost of $10 million related to the Transformation of Legal Form and the conversion of the preference shares into ordinary shares, up from the original plan of net income increase in the low double digits.
EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $579 million, 17.7% of sales, for the first six months of 2005 and $525 million, 17.4% of sales, for the first half 2004. EBITDA is the basis for determining compliance with certain covenants contained in our 2003 Senior Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in the Company’s 2004 Annual Report on Form 20-F. EBITDA, as calculated, may not be comparable to similarly titled measures

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities is shown below:

	Six Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2004

Total EBITDA	$579,416	$524,693
Interest expense (net of interest income)	(84,927)	(92,022)
Income tax expense	(148,517)	(126,262)
Change in deferred taxes, net	20,546	16,029
Changes in operating assets and liabilities	(98,653)	23,927
Cash inflow from Hedging	—	4,422
Other items, net	255	85

Net cash provided by operating activities	$268,120	$350,872

Recently Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (SFAS 123R), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Such cost is not deductible under German tax law.
      We will have three alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. The Commission’s new rule allows companies to implement SFAS 123R at the beginning of their next fiscal year instead of the next reporting period that begins after June 15, 2005. We are in the process of determining the transition method that we will adopt and the potential impact on our consolidated financial statements.
      In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (“FIN 47”) that clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2005 and 2004 – (Continued)
reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective for fiscal years ending after December 15, 2005. We are in the process of determining the potential impact, if any, on our consolidated financial statements.

PART 1
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      In conjunction with the anticipated acquisition of Renal Care Group, Inc. and the forecasted variable rate interest payments for its financing we entered into forward starting interest rate swaps in the notional amount of $1.5 billion in June and July 2005. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate interest payments into fixed rate interest payments with an average fixed rate of 4.185% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates in 2010 and 2011. At June 30, 2005, the effects of these cash flow hedges have been recorded in other comprehensive income. Fair value of these instruments at June 30, 2005 is $0.044 million.
      For additional information, see Item 11 in the 2004 Form 20-F, “Quantitative and Qualitative Disclosures About Market Risk”.

PART 1
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES
      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

Item 1.	Legal Proceedings
Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”,

PART II
OTHER INFORMATION – (Continued)
formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the our operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries,

PART II
OTHER INFORMATION – (Continued)
claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 7 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

PART II
OTHER INFORMATION – (Continued)

Item 4.	Submission of Matters to a Vote of Security Holders
      Seven resolutions were presented for approval at the Annual General Meeting by the Ordinary shareholders, as follows:
Voting results of the Ordinary Shareholders Meeting

		Votes

	Resolution	In Favor	Opposed	Abstention

1	Resolution on appropriation of the distributable profit	44,603,652	50,761	7,623
2	Resolution to approve the activities of the Management Board during the fiscal year 2004	44,603,429	49,587	9,020
3	Resolution to approve the activities of the Supervisory Board during the fiscal year 2004	45,602,669	50,250	9,117
4	Selection of the auditor for the fiscal year 2005	44,566,922	51,030	44,084
5	By-Election of the Supervisory Board	44,603,419	49,533	9,084
6	Resolution to be adopted on an adjustment of fees for members of the Supervisory Board and a corresponding modification of the Articles of Association	44,311,215	112,874	237,947
7	Resolution concerning revocation of the previous authorized Capital I and for the creation of new authorized Capital I and a corresponding modification of the Articles of Association	44,179,540	241,255	241,241
Voting results of the Separate Preference Shareholders Meeting

		Votes

	Resolution	In Favor	Opposed	Abstention

1	Consent to a resolution of the Ordinary General Meeting of Fresenius Medical Care Aktiengesellschaft of the same day concerning revocation of the previous authorized Capital I and the creation of new authorized Capital I and a corresponding modification of the Articles of Association	5,404,168	815	893

Item 6.	Exhibits

Exhibit No.	Item

10.1	Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG dated May 24, 2005 and effective June 22, 2005.
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care
Aktiengesellschaft

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and

Chairman of the Management Board

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen
Title: Chief Financial Officer
DATE: August 5, 2005